FOR IMMEDIATE RELEASE



     Contact: Duane E. Wheeler
              Vice President - Finance
              and Treasurer
              (617) 828-0220 Ext. 1375


     Plymouth Rubber Company, Inc. Announces Stock Dividend


     Canton, Massachusetts (March 7, 1995) -- Plymouth Rubber Company, Inc. (AMEX:PLR.A, PLR.B) today announced that its Board of Directors declared a 10% stock dividend on both Class A (voting) and Class B (non-voting) common stock. The dividend will be paid in Class B shares on May 23, 1995 to shareholders of record as of March 24, 1995.

     "Plymouth Rubber's business outlook is encouraging," said Maurice Hamilburg, the Company's President and Chief Executive Officer, "and we believe that this stock dividend will help broaden our shareholder base and increase share liquidity. This action is part of a comprehensive effort to increase investor awareness of Plymouth Rubber."

     "Fiscal 1994, which ended last November, was the third consecutive year of increasing profits from continuing operations," Mr. Hamilburg noted. "Following this, the award in the first quarter of fiscal 1995 of a three-year contract to be the sole worldwide source of automotive electrical harness tape to the Packard Electric Division of General Motors was a strong vote of confidence in our company."

     Shareholders had authorized an additional two million shares of Class B stock at the Company's annual meeting last spring. After the share distribution, there will be 810,586 shares of Class A and approximately 1,004,802 shares of Class B common stock outstanding.

     Plymouth Rubber Company, Inc., manufactures and distributes rubber and vinyl products, including insulating tapes, automotive tapes, and other industrial tapes and films. The Company's products are used by the electrical supply industry, electric utilities, and automotive and other original equipment manufacturers.